Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

May 27, 2016

VIA EDGAR

James O’Connor, Esq.

Jacob Sandoval

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-205180)

Dear Messrs. O’Connor and Sandoval:

On behalf of FS Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations on April 22, 2016 and May 2, 2016 regarding the Company’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-205180) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. All page references are to page numbers in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, filed by the Company on May 27, 2016 (the “Revised Registration Statement”).

Prospectus Summary

About FB Advisor, Page 3

1. Please update the disclosure in footnote 3 to the table to refer to the two new feeder funds affiliated with FS Global Credit Opportunities Fund.

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 2

The Company accepts the Staff’s comment and has revised the disclosure in the Revised Registration Statement to read as follows:

“Two funds affiliated with FS Global Credit Opportunities Fund, ~~FS Global Credit Opportunities Fund—A, and FS Global Credit Opportunities Fund—D,~~ FS Global Credit Opportunities Fund—T and FS Global Credit Opportunities Fund—ADV, or together, the FSGCOF Offered Funds, which have the same investment objectives and strategies as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund. Two other funds affiliated with FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A and FS Global Credit Opportunities Fund—D, or together, the FSGCOF Closed Funds, which also have the same investment objectives and strategies as FS Global Credit Opportunities Fund, closed their respective continuous public offerings to new investors in April 2016.”

Risk Factors, Page 7

2. The second bullet on page 7 of the Registration Statement refers to the annual distribution requirement as a qualification for regulated investment company (“RIC”) status. Please note, the Company will not “fail to qualify as a RIC” if it does not distribute at least 90% of its income and short-term capital annually. While the income test of Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”), and the asset test of Section 851(b)(3) of the Code are RIC qualification requirements, the distribution requirements of Section 852 of the Code are not. Please revise the disclosure to reflect this distinction.

The Company accepts the Staff’s comment and has revised the disclosure in the Revised Registration Statement to read as follows:

“As a result of the annual distribution requirement to maintain our ~~qualification~~ ability to be subject to tax as a RIC, we will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.”

Risk Factors

Risks Related to Our Investments, Page 33

3. A credit default swap is a derivative that creates a senior security, as defined in Section 18(g) of the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain, where appropriate, how the Company’s investments in loan-only credit default swap (“LCDS”) and loan-only credit swap index (“LCDX”) contracts conform to the requirements of Investment Company Act Release No. 10666 (April 18, 1979), as modified by Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987) and Merrill Lynch Asset Management,

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 3

L.P. (July 2, 1996). It is the position of the Staff that where the Company sells LCDS and LCDX contracts it must segregate liquid assets equal to the full, un-netted amount of its contractual obligation (notional amount) to avoid senior security treatment through Investment Company Act Release No. 10666.

The Company respectfully submits that it has no current plans to invest in LCDS or LCDX contracts. The Company acknowledges that if it enters into a LCDS or LCDX contract as the seller of credit protection, it will segregate cash, cash equivalents or highly-liquid securities with a value equal to the notional amount of protection sold under any such contract.

Risks Related to Debt Financing, Page 40

4. Item 8.3(b)(3) of Form N-2 requires a registrant to provide a table illustrating the effect on return to a common stockholder of leverage (using senior securities), in the format, using the captions, and assuming the annual returns specified by Item 8.3(b)(3). Please confirm that the Company’s tabular disclosure conforms to Item 8.3(b)(3) and the instructions thereto.

The Company has revised the tabular disclosure illustrating the effect of leverage in the Revised Registration Statement to round all percentages to the nearest hundredth of one percent as required by Instruction 1 to Item 8.3(b)(3) of Form N-2. The Company confirms such tabular disclosure in the Revised Registration Statement conforms to the requirements of Item 8.3(b)(3) of Form N-2 and the instructions thereto.

5. Please state the amount of the leverage in the risk factor “Our equity investments in Locust Street and Race Street have a high degree of leverage.”

The Company accepts the Staff’s comment and has revised the disclosure in the Revised Registration Statement to read as follows:

“The repurchase amount payable as of March 31, 2016 by Race Street to JPM under the JPM Facility in respect of the issued Class A Notes is $~~800~~725 million (which is the amount of debt financing outstanding under the JPM Facility), plus applicable interest accruing at a fixed rate of 3.25% per annum, and as of ~~December~~ March 31, 2016~~5~~, the fair value of assets held by Race Street was approximately $~~818~~792 million.”

6. The Staff notes the Company’s disclosure in the risk factor “Restructurings of investments held by Locust Street or Race Street, if any, may decrease their value and reduce the value of our equity interests in these entities.” Please explain whether amendments of investments would be intended to rectify situations where assets are already nonconforming under the terms of the JPM Facility documentation.

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 4

The Company respectfully submits that the amendments referred to in the noted disclosure relate to the terms of the underlying investments and the fact that any such amendments, particularly during periods of economic uncertainty, may result in the underlying investments no longer meeting the specified criteria in the facility documentation on and after the effective time of any such amendment.

Risks Related to U.S. Federal Income Tax, Page 50

7. Please distinguish between qualification requirements and the distribution requirement to avoid double taxation in the risk factor “We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.”

The Company accepts the Staff’s comment and has revised the disclosure in the Revised Registration Statement to read as follows:

“We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy the RIC annual distribution requirements.

Besides maintaining our election to be treated as a BDC under the 1940 Act, in order for us to qualify ~~for and maintain~~ as a RIC ~~tax treatment~~ under Subchapter M of the Code, we must meet the following ~~annual distribution,~~ income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

•	~~The annual distribution requirement for RIC tax treatment will be satisfied if we distribute to our stockholders, for each tax year, dividends of an amount at least equal to the sum of 90% of our investment company taxable income, which is generally the sum of our ordinary net income and realized net short-term capital gains in excess of realized net long-term capital losses, without regard to any deduction for dividends paid. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the annual distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.~~

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 5

•	The 90% income test will be satisfied if we obtain at least 90% of our gross income for each tax year from dividends, interest, gains from the sale of securities or similar sources.

•	The diversification tests will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our tax year. To satisfy these requirements, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly-traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

In any taxable year in which we qualify as a RIC, in order for us to be able to be subject to tax as a RIC, we are required to meet an annual distribution requirement. The annual distribution requirement for RIC tax treatment will be satisfied if we distribute to our stockholders, for each tax year, dividends of an amount at least equal to the sum of 90% of our investment company taxable income, which is generally the sum of our ordinary net income and realized net short-term capital gains in excess of realized net long-term capital losses, without regard to any deduction for dividends paid. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the annual distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

We must satisfy these tests on an ongoing basis in order to maintain RIC tax treatment, and may be required to make distributions to stockholders at times when it would be more advantageous to invest cash in our existing or other investments, or when we do not have funds readily available for distribution. Compliance with the RIC tax requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders’ investments. If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.”

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 6

8. Please disclose that, to the extent original issue discount instruments, such as zero coupon bonds and PIK loans, constitute a significant portion of the Company’s income, investors will be exposed to risks associated with such income being required to be included in taxable and accounting income prior to the receipt of cash, including the following:

a)	The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans.

b)	PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c)	An election to defer PIK interest payments by adding them to loan principal increases the Company’s gross assets, thus increasing the adviser’s future base management fees, and increases future investment income, thus increasing the adviser’s future income incentive fees at a compounding rate.

d)	Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIK securities are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities.

e)	Because original issue discount income is accrued without any cash being received by the Company, required cash distributions may have to be paid from offering proceeds or the sale of assets without investors being given any notice of this fact.

f)	The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan.

g)	Even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual payment is due at the maturity of the loan.

h)	Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 7

i)	Because original issue discount will be included in the Company’s “investment company taxable income” for the year of the accrual, the Company may be required to make distributions to shareholders to satisfy the annual distribution requirement applicable to RICs, even where the Company has not received any corresponding cash amount. As a result, the Company may have difficulty meeting the annual distribution requirement necessary to maintain favorable tax treatment. If the Company is not able to obtain cash from other sources, and chooses not to make a qualifying share distribution, it may become subject to corporate-level income tax.

The Company has included additional disclosure on pages 39-40 and 52 of the Revised Registration Statement in response to the Staff’s comment. Since the factors cited in the Staff’s comment relate to both tax and nontax-related risks associated with original issue discount and payment-in-kind instruments, the Company has revised the disclosure under the headings “Risks Related to Our Investments” and “Risk Related to U.S. Federal Income Tax” in the Revised Registration Statement to read as follows:

“Our investments may include original issue discount and payment-in-kind instruments.

To the extent that we invest in original issue discount or payment-in-kind, or PIK, instruments and the accretion of original issue discount or PIK interest income constitute~~s~~ a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

•	The higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

•	Original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

•	An election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our gross assets and, as such, increases FB Advisor’s future base management fees which, thus, increases FB Advisor’s future income incentive fees at a compounding rate;

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 8

•	Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	The deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•	For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

•	The required recognition of ~~paid-in-kind, or~~ PIK~~,~~ interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to stockholders in order to maintain our ability to be subject to tax as a RIC; and

•	Original issue discount may create a risk of non-refundable cash payments to FB Advisor based on non-cash accruals that may never be realized.”

“We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, our investments may include ~~if we hold~~ debt instruments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants). To the extent original issue discount or PIK interest constitutes a portion of our income, we must include in taxable income each tax year a portion of the original issue discount or PIK interest that accrues over the life of the instrument ~~obligation~~, regardless of whether cash representing such income is received by us in the same tax year.

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 9

We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current tax year, instead of upon disposition, as not making the ~~an~~ election ~~not to do so~~ would limit our ability to deduct interest expense~~s~~ for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the tax year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations—Taxation as a RIC.”

Furthermore, we may invest in the equity securities of non-U.S. corporations (or other non-U.S. entities classified as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances, these rules also could require us to recognize taxable income or gains where we do not receive a corresponding payment in cash.”

Distributions, Page 56

9. Please explain to us if shares are purchased in the market whether distribution reinvestment plan (“DRP”) participants will be treated as reinvesting at the market price. Additionally, please confirm whether shares will be issued to DRP participants at the lower of market or net asset value per share (“NAV”).

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 10

The Company respectfully submits that if the market price is equal to or greater than NAV, the Company will issue shares to DRP participants at the greater of NAV or 95% of the market price. If the market price is less than NAV, the DRP administrator will purchase shares in open market transactions or the Company will issue shares at NAV. In addition, the Company respectfully submits that if shares are purchased in open market transactions, DRP participants will be allocated shares based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market with respect to such distribution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Portfolio Investment Activity for the Year Ended December 31, 2015 and 2014, Page 65

10. Where appropriate, please disclose the gross amount of each unfunded commitment separately and, for each unfunded commitment, please disclose the amount and extended value of the unfunded commitment as of the date of the reporting period. Please also conform the Company’s presentation of the disclosure in accordance with the AICPA Expert Panel Minutes – January 2006, Financial Statement Review Comments. That guidance provides that:

•	In making senior loan investments, the RIC might make commitments to provide funding for a loan prior to it being issued or commit to additional amounts beyond the existing funded portion.

•	Such unfunded commitments might create a value to the RIC different from the underlying commitment, which would create unrealized appreciation or depreciation.

•	For each unfunded commitment, the RIC should disclose the amount and extended value of the unfunded commitment as of the date of the reporting period.

•	The RIC may provide this disclosure by including a listing of unfunded commitments by senior loan in a separate schedule located within the schedule of investments or within the notes to the schedule of investments or notes to the financial statements.

•	Alternatively, the RIC may state the amount and extended value of the unfunded commitment within a footnote attached to each senior loan.

•	The expert panel noted that the effect of such valuation changes should be recognized in determining the net asset value of the RIC even in situations in which the entire unfunded commitment itself is not reflected as a liability because it does meet the FASB Statement No. 5 requirements.

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 11

The Company respectfully directs the Staff to the footnotes on page 162 of the Registration Statement, under the heading “Portfolio Companies,” and the Schedules of Investments, which conform to the guidance in the AICPA Expert Panel Minutes – January 2006, Financial Statement Review Comments.

Financial Condition, Liquidity and Capital Resources, Page 74

11. Please represent to us that the Company has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments and explain the basis for such belief.

The Company represents that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments. As of March 31, 2016, the Company’s total unfunded commitments were $121,427,000, of which $120,768,000 were unfunded debt commitments, $384,000 was an unfunded equity commitment and $275,000 was an unfunded debtor-in-possession commitment. As of March 31, 2016, the Company had $71,376,000 in cash, $267,272,000 in available borrowings, subject to borrowing base and other limitations, and $526,319,000 of broadly syndicated and opportunistic investments that could be sold to create additional liquidity.

Portfolio Companies, Page 146

12. Instruction 2 to Item 8.6(a) of Form N-2 requires a business development company to disclose the nature of the business of each portfolio company, including, where the investment represents 5% or more of the company’s total assets, “the competitive conditions of the business of the company; its market share; dependence on a single or small number of customers; importance to it of any patents, trademarks, licenses, franchises, or concessions held; key operating personnel; and particular vulnerability to changes in government regulation, interest rates, or technology.” Please confirm if the Company’s disclosure with respect to investments in portfolio companies of 5% or more of the Company’s total assets is in compliance with Instruction 2 to Item 8.6(a) of Form N-2.

The Company has revised the disclosure in footnote 19 on page 165 of the Revised Registration Statement with respect to Safariland, LLC, which is the Company’s sole portfolio company representing 5% or more of the Company’s total assets as of March 31, 2016.

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 12

13. Please disclose whether the Company provides significant managerial assistance to any of its portfolio companies.

The Company respectfully submits that it describes the managerial assistance it makes available to its portfolio companies under the heading “Regulation—Managerial Assistance to Portfolio Companies” starting on page 222 of the Registration Statement.

Investment Advisory Agreement

Board Approval of the Investment Advisory Agreement and Investment Sub-Advisory Agreement, Page 170

14. Please consider whether additional disclosure is necessary regarding the board of directors’ basis for the approval of the investment advisory agreement and the investment sub-advisory agreement. See Instructions 6.e and 6.f to Item 24 of Form N-2.

The Company respectfully submits that Instructions 6.e and 6.f to Item 24 of Form N-2 do not apply to a business development company because business development companies do not provide annual and semi-annual reports to shareholders pursuant to Section 30(e) of the 1940 Act and the rules promulgated thereunder. The Company has reviewed the cited disclosure with counsel and believes it to be adequate under applicable Commission guidance and industry practice for business development companies.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

James O’Connor, Esq. Jacob Sandoval May 27, 2016 Page 13

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Stephen S. Sypherd

FS Investment Corporation